Technology & Telecommunication Acquisition Corporation
C3-2-23A, Jalan 1/152, Taman OUG Parklane
Off Jalan Kelang Lama

58200 Kuala Lumpur, Malaysia

January 12, 2022

VIA EDGAR & TELECOPY

Division of Corporation Finance

Office of Trade and Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Technology & Telecommunication Acquisition Corporation (the “Company”)
Registration Statement on Form S-1
(File No. 333-261822) (the “Registration Statement”)

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. EST on January 14, 2021, or as soon thereafter as practicable.

Very truly yours,

Technology & Telecommunication Acquisition Corporation

By:	/s/ Tek Che Ng
Name:	Tek Che Ng
Title:	Chief Executive Officer